                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                     For the fiscal year ended June 30, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 333-48476


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        INVESTMENT PLAN FOR EMPLOYEES OF
                                Mallinckrodt Inc.
                                  One Tyco Park
                              Exeter, NH 03833-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TYCO INTERNATIONAL LTD.
                                The Zurich Centre
                                  Second Floor
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                                 (441) 292-8674

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of the Investment Plan for Employees of Mallinckrodt Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                         Investment Plan For Employees
                            of Mallinckrodt, Inc.

Date: December 26, 2002              Signature: /s/ Robert A. Bent
                                     ------------------------------
                                     Robert A. Bent
                                     Clerk
                                     Tyco International (US) Inc.
                                     Retirement Committee

                        INVESTMENT PLAN FOR EMPLOYEES
                            OF MALLINCKRODT INC.

                           Financial Statements and
                            Supplemental Schedules

                      Years ended June 30, 2002 and 2001
                      with Indenpendent Auditor's Report

                          INVESTMENT PLAN FOR EMPLOYEES
                              OF MALLINCKRODT INC.


                            Financial Statements and
                             Supplemental Schedules

                       Years ended June 30, 2002 and 2001




                                    CONTENTS


INDEPENDENT AUDITORS' REPORT............................................    2


FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits......................    3
   Statements of Changes in Net Assets Available for Benefits...........    4
   Notes to Financial Statements........................................ 5-12


SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment Purposes......................  14

   Schedule of Reportable Transactions..................................  15

                                                  Independent Auditors' Report

Plan Administrator
Investment Plan for Employees of
   Mallinckrodt Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. as of June 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 2002 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




/s/ Stone Carlie & Company, L.L.C.
St. Louis, Missouri
December 6, 2002

                  INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

                   Statements of Net Assets Available for Benefits




                                                                JUNE 30,
                                                  ---------------------------------
                                                          2002                 2001
                                                  -----------------    -----------------
Investments at fair value:
    Participant directed                             $287,699,260         $309,210,334
    Non-participant directed                                    -           86,604,196
                                                   -----------------    ------------------
Total investments                                     287,699,260          395,814,530
                                                   -----------------    ------------------

Receivables:
    Employer contributions                                      -            5,181,078
    Participant contributions                                   -              742,131
                                                   -----------------    ------------------
Total receivables                                               -            5,923,209
                                                   -----------------    ------------------

Net assets available for benefits                    $287,699,260         $401,737,739
                                                   -----------------    ------------------
                                                   -----------------    ------------------


See notes to financial statements.

                 INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

             Statements of Changes in Net Assets Available for Benefits


                                                             YEARS ENDED JUNE 30,
                                                        -----------------------------
                                                              2002           2001
                                                        --------------  -------------
Additions
  Investment income (loss):
    Interest and dividend income                            $6,928,781    $20,924,870
    Realized and unrealized losses, net                    (93,894,313)   (38,090,812)
                                                        --------------    -----------
  Net investment loss                                      (86,965,532)   (17,165,942)
                                                        --------------    -----------

  Contributions:
    Employer cash                                            3,757,812      2,626,711
    Employer common stock                                            -      5,091,260
    Participant                                              9,709,728     22,813,096
                                                        --------------    -----------
  Total contributions                                       13,467,540     30,531,067
                                                        --------------    -----------

  Transfers from other plans                                         -        935,889
                                                        --------------    -----------

  Total additions (reductions)                             (73,497,992)    14,301,014
                                                        --------------    -----------

Deductions
  Cash and stock distributed to participants               (40,540,487)   (70,194,602)
                                                        --------------    -----------

  Total deductions                                         (40,540,487)   (70,194,602)
                                                        --------------    -----------

Net decrease                                              (114,038,479)   (55,893,588)

Net assets available for benefits at beginning of year     401,737,739    457,631,327
                                                        --------------    -----------

Net assets available for benefits at end of year          $287,699,260   $401,737,739
                                                        --------------    -----------
                                                        --------------    -----------


See notes to financial statements.

                 INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

                          NOTES TO FINANCIAL STATEMENTS

                             June 30, 2002 and 2001



1. DESCRIPTION OF THE PLAN

GENERAL

This plan description is provided for general information purposes only. Participants should refer to the September 1997 plan summary, which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Inc. (the
Plan), for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970 and has been amended from time to time to incorporate certain changes in plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Inc. (Mallinckrodt or the Company) and certain wholly owned subsidiaries and certain union employees employed in the U.S. or on a U.S. payroll are eligible to participate in the Plan. Effective October 17, 2000, Mallinckrodt Inc. was acquired by a subsidiary of Tyco International Ltd.

Effective January 1, 2002 all current participants under the Plan became eligible to participate in the Tyco International (US) Inc. Retirement Savings and Investment Plans I, II, III and V (collectively the "Tyco Plan"). See Note 7 for further information.


PLAN MERGER

Effective August 1, 2000, the Hobart Employee Stock Ownership Plan was merged into the Plan and its net assets of $935,889 were merged in the Plan's assets.

PARTICIPATION AND VESTING

Eligible employees may join the Plan immediately upon being hired. Participants are fully vested in all participant and employer contributions and the earnings thereon.

PARTICIPANTS' ACCOUNTS

Separate accounts are maintained for each participant. Participant account balances are adjusted daily for contributions, distributions, loans, income, gains, and losses.

CONTRIBUTIONS

Through December 31, 2001, participants generally could contribute up to 15 percent of their base salaries on a pre-tax, after-tax, or combined basis. The Company made matching contributions equal to 20 percent of a participant's eligible contributions. Eligible contributions were limited to 6 percent of a participant's base monthly salary. Effective January 1, 2002, participant contributions were suspended and Plan participants became eligible to contribute to the Tyco Plan.

The Company may make additional discretionary contributions ("Supermatch") each year as determined by its Board of Directors. For the 2001 Plan year, Supermatch contributions were invested in Tyco International Ltd. common stock. For the 2002 Plan year, Supermatch contributions were invested in accordance with participant's individual investment allocation elections. Through January 31, 2002, Supermatch contributions could not be withdrawn, borrowed, or transferred from Company stock into another investment fund except to the extent that the value of these contributions credited to the participant's account after June 30, 1997 plus investment return thereon exceeded 15 percent of the total value of the participant's accounts. Effective February 1, 2002, those restrictions were eliminated.

Total employer contributions (including Supermatch) were equal to 64 percent of participants' eligible contributions for each of the years ended June 30, 2002 and 2001.

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

FUND ASSET VALUATION

Participants' equity in each investment fund is valued in dollars each business day (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest (units or shares) in such fund as of the previous valuation date.

INVESTMENTS

Participants direct investment of their contributions as well as employer contributions among the following funds:

- State Street International Index Fund - This fund invests in equity securities of companies located outside North and South America and is structured to match returns of the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index.

- American Express Trust Equity Index Fund II - This fund invests in equity securities of companies with sector and industry weighting similar to the Standard and Poor's 500.

- State Street Daily Bond Fund Series C - This fund invests primarily in investment grade corporate, governmental and mortgage-backed bonds with the objective of producing current income.

- American Express Trust Money Market Fund II - This fund invests in high quality commercial paper, bankers acceptance obligations, certificates of deposit, and United States Treasury Bills with the object of providing high liquidity, capital preservation, and generating moderate levels of current income.

- PBHG Growth Fund - This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

- Fidelity Low-Price Stock Fund - This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

- IDS New Dimensions Fund (Y) - This mutual fund invests primarily in equity securities of medium to large companies with the objective of long-term capital growth.

- Dodge & Cox Stock Fund - This mutual fund invests principally in the common stock of large companies with the objective of long-term capital growth.

- Tyco Stock Fund - This fund is invested in Tyco International Ltd. common stock. (Prior to October 17, 2000, Mallinckrodt Inc. common stock.)

- Lifestyle Funds (Aggressive, Moderate, and Conservative) - These funds invest among the other fund options of the Plan in order to maintain an overall investment asset allocation commensurate with either an aggressive, moderate or conservative risk profile. Investments in the component funds are periodically rebalanced in order to maintain the desired risk profile amid market fluctuations.

- Stable Value Fund - This fund invests in Guaranteed Investment Contracts issued by insurance companies and in the American Express Income Fund II. The investment objective is to preserve principal and provide current income.

WITHDRAWALS

Participants may withdraw their balances in the Plan upon retirement, termination of employment, or becoming disabled as defined by the Plan. Upon termination of employment with Mallinckrodt or its affiliates, plan participants generally may elect to receive a full or partial distribution, or may elect to maintain their balances in the Plan.

Active participants can make hardship withdrawals of employee contributions in certain circumstances and can make withdrawals of employer contributions on a hardship or non-hardship basis. All such withdrawals are subject to various restrictions, including Supermatch restrictions, and may be subject to income tax penalties.

LOANS TO PARTICIPANTS

Participants may obtain loans from their plan accounts subject to certain terms, as defined by the Plan. General purpose loans are made for periods of one to five years and residential loans are made for periods of one to ten years. The interest rate charged is the prime rate quoted in THE WALL STREET JOURNAL on the first business day of the month in which the loan is approved. Principal and interest payments are made by payroll deductions or in lump-sum repayments and are invested in the same manner as current contributions.

PLAN EXPENSES

All expenses incurred in connection with acquisition or disposition of securities and the operation of the investment funds, as well as the mutual funds offered under the Plan, are charged directly against those funds and their investment returns. All other administrative expenses of the Plan, such as recordkeeping and disbursing expenses, trustee fees, counsel and accountant expenses, and communication charges incurred by the Company for plan operations, are charged to and paid by the Plan and allocated against participants' accounts. The maximum administration charge against participant accounts is limited to $28 per participant per plan year. In addition, specific transaction charges, such as loan fees directed by participants, are charged to participant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Plan accounting records are maintained on the accrual basis.

INVESTMENTS

Investments in mutual funds are valued at quoted market prices. Investments in the other funds except for the Stable Value Fund are valued at the quoted market prices of the underlying securities. Investments in the Stable Value Fund include insurance contracts valued at contract value, which approximates market value.

INVESTMENT IN THE STABLE VALUE FUND

At June 30, 2002 and 2001, the Stable Value Fund includes investments in the American Express Trust Income Fund II and a guaranteed interest contract with Transamerica Occidental Life Insurance Company (Transamerica). The contract with Transamerica, dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The crediting interest rate and average yield for each of the contract years beginning January 1, 2002 and 2001 was 6.35 and 6.85 percent, respectively, net of investment management fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
INVESTMENT IN THE STABLE VALUE FUND (continued)


Because of limitations contained within insurance contracts held in the Stable Value Fund, the plan administrator may be required to limit transfers from that fund to minimize adverse market value adjustments. Also, the Stable Value Fund prohibits direct transfers to the AMEX Trust Money Market Fund II. Transfers from the Stable Value Fund to the AMEX Trust Money Market Fund II must be directed through another fund for 90 days before final transfer to the AMEX Trust Money Market Fund II. The fair value of the stable value fund, reflecting the fair value of the insurance contracts included in the fund, is $52,842,843 and $53,920,664 at June 30, 2002 and 2001, respectively.

SECURITY TRANSACTIONS

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts within the financial statements, as well as amounts disclosed in the notes. While the Company uses its best estimates and judgments, actual results could differ from those estimates.

3. INVESTMENTS

The following presents investments of the Plan, including investments that represent 5 percent or more of the Plan's net assets.

                                                              JUNE 30,
                                                   ----------------------------
                                                      2002             2001
                                                   ------------   -------------
   Participant directed investments:
      State Street International Index Fund        $3,039,796       $3,755,142
      American Express Trust Equity Index Fund II  54,332,092       77,278,692
      State Street Daily Bond Fund Series C         6,621,719        5,649,465
      American Express Trust Money Market Fund II  16,633,681       17,476,924
      PBHG Growth Fund                             10,862,354       19,407,158
      Fidelity Low-Price Stock Fund                22,347,146       17,340,466
      IDS New Dimensions Fund (Y)                  22,250,939       31,383,695
      Dodge & Cox Stock Fund                       32,064,021       33,535,368
      AMEX Aggressive Fund                         12,038,433       14,699,993
      AMEX Moderate Fund                           15,988,537       18,100,447
      AMEX Conservative Fund                        2,436,933        2,356,149
      Stable Value Fund                            56,843,843       56,772,364
      Tyco Stock Fund                              23,190,376                -
      Loans to participants                         9,049,390       11,454,471
                                                  --------------  -------------
         Total participant directed investments   287,699,260      309,210,334
                                                  --------------  -------------

   Nonparticipant directed investments:
      Tyco Stock Fund                                       -       86,604,196
                                                  --------------  -------------

         Total investments                       $287,699,260     $395,814,530
                                                  --------------  -------------
                                                  --------------  -------------


4. NONPARTICIPANT DIRECTED INVESTMENTS

As described in Note 1, through January 31, 2002, the ability of plan participants to redirect investments in the Tyco Stock Fund was restricted. Effective February 1, 2002, these restrictions were eliminated and this investment option ceased to be nonparticipant directed.

INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

The changes in net assets relating to the Tyco Stock Fund, formerly the Mallinckrodt Stock Fund, a nonparticipant directed investment, are as follows:

                                                         YEAR ENDED JUNE 30,
                                                      -------------------------
                                                         2002           2001
                                                      -----------   -----------
Investment income
  Interest and dividend income                           $38,602       $286,695
  Realized and unrealized gains (losses), net        (30,182,553)    13,612,934
                                                     -----------     ----------
     Net investment income                           (30,143,951)    13,899,629
                                                     -----------     ----------

Contributions
  Employer cash                                          153,611        233,165
  Employer common stock                                        -      5,091,260
  Employee                                             1,358,949      2,743,912
                                                     -----------     ----------
     Total contributions                               1,512,560      8,068,337
                                                     -----------     ----------

Cash and stock distributed to participants            (4,019,257)    (9,773,224)
Net transfers (to) from participant directed
   investments                                          (306,176)    13,652,446
                                                     -----------     ----------
                                                      (4,325,433)     3,879,222
                                                     -----------     ----------

Release of restrictions on investment                (58,672,837)             -
                                                     -----------     ----------

   Net increase (decrease)                           (91,629,661)    25,847,188
Nonparticipant directed investments including
     contributions receivable at beginning of year    91,629,661     65,782,473
                                                     -----------     ----------

Nonparticipant directed investments including
     contributions receivable at end of year                   -     91,629,661
Less contributions receivable directed to
     nonparticipant directed investments                       -     (5,025,465)
                                                     -----------     ----------

Nonparticipant directed investments at end of year           $ -    $86,604,196
                                                     -----------     ----------
                                                     -----------     ----------

5. FEDERAL INCOME TAX STATUS

On September 26, 1995, the Internal Revenue Service advised that the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Inc., as amended, established thereunder is exempt from federal income taxation under Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The plan administrator and Mallinckrodt's legal counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The only transactions with parties-in-interest were purchases and sales of assets through AMEX. AMEX's fees are based on customary and reasonable rates for such services and are paid by the Plan.

7. SUBSEQUENT EVENT

On December 10, 2002, the Plan was merged into the Tyco Plan. In addition, all assets were transferred to the Tyco Plan.

                 INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.








                             Supplemental Schedules

                 INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

                   Schedule of Assets Held for Investment Purposes

                                    June 30, 2002


IDENTITY OF ISSUER,
 OR PARTY INVOLVED                                 DESCRIPTION     COST   FAIR VALUE
-------------------------------------------      ---------------   ----   -----------
American Express Trust Money Market Fund II      Collective Fund     *    $16,633,681

American Express Trust Equity Index Fund II      Collective Fund     *     54,332,092

State Street Daily Bond Fund Series C            Collective Fund     *      6,621,719

State Street International Index Fund            Collective Fund     *      3,039,796

Dodge & Cox Stock Fund                             Mutual Fund       *     32,064,021

Fidelity Low-Price Stock Fund                      Mutual Fund       *     22,347,146

IDS New Dimensions Fund (Y)                        Mutual Fund       *     22,250,939

Stable Value Fund                                  Mutual Fund       *     56,843,843

AMEX Conservative Fund                             Pooled Fund       *      2,436,933

AMEX Moderate Fund                                 Pooled Fund       *     15,988,537

AMEX Aggressive Fund                               Pooled Fund       *     12,038,433

PBHG Growth Fund                                   Mutual Fund       *     10,862,354

Participant Loans                              Interest from 4.75%   *
                                                   to 10.5% due
                                                   through 2010             9,049,390

Tyco Stock Fund                                    Pooled Fund       *     23,190,376


* Participant directed investment


See independent auditors' report.

                   INVESTMENT PLAN FOR EMPLOYEES OF MALLINCKRODT INC.

                            Schedule of Reportable Transactions

                                   Year Ended June 30, 2002

 Category (iii) Series of Transactions in Excess of 5% of the Current Value of Plan Assets at the Beginning of the Year



                                                                         SELLING/                   CURRENT VALUE
                             DESCRIPTION     NUMBER OF     PURCHASE     MATURITY      COST OF      ON TRANSACTION       NET
IDENTITY OF PARTY INVOLVED    OF ASSET     TRANSACTIONS     PRICE        PRICE         ASSET           DATE          GAIN (LOSS)
---------------------------  -----------   ------------    --------     --------      -------      --------------    ----------

Tyco International Ltd.         Stock      153 purchases   $20,838,382  $   -         $20,838,382   $20,838,382      $     -
                                           151 sales                     15,227,888    14,390,921    15,227,888       836,967


See independent auditors' report.

                                    Investment Plan for Employees
                                    of Mallinckrodt Inc.


Date:  December 26, 2002     Signature: /s/ Robert A. Bent
                                        ---------------------------------------
                                        Robert A. Bent
                                        Clerk
                                        Tyco International (US) Inc. Retirement
                                        Committee